NEWS RELEASE

For further information, contact:	Matt Quantz, Manager - Corporate Communications
(337) 232-7028, www.petroquest.com
PETROQUEST ENERGY ANNOUNCES APPROVAL OF REVERSE STOCK SPLIT BY STOCKHOLDERS AND BOARD OF DIRECTORS

LAFAYETTE, LA - May 18, 2016 - PetroQuest Energy, Inc. (the "Company") (NYSE: PQ) announced today that it will effect a reverse stock split at a ratio of one share of newly issued common stock for each four shares of issued and outstanding common stock (the “Reverse Split”). The purpose of the Reverse Split is to attempt to increase the per share trading price of the Company’s common stock in order to regain compliance with the NYSE’s continued listing standards. The Company anticipates that the Reverse Split will be effective at 5:00 p.m. Eastern Time on May 18, 2016, and that its common stock will commence trading on a split-adjusted basis as of the open of trading on May 19, 2016.

The Company’s stockholders approved a proposal on May 18, 2016 at the Company’s 2016 annual meeting of stockholders giving the Board of Directors of the Company (the “Board”) authority to effect an amendment to the Company’s certificate of incorporation to effect the Reverse Split at exchange ratios ranging from 1-for-2 and 1-for-8, inclusive, with the specific exchange ratio and the timing of effecting the Reverse Split at the discretion of the Board. The Board also approved of the Reverse Split on May 18, 2016 and set the ratio of the Reverse Split at 1-for-4.

Upon effectiveness of the Reverse Split, each four shares of issued and outstanding common stock will be automatically converted into one newly issued and outstanding share of common stock. This will proportionately reduce the total outstanding shares of common stock from approximately 70.5 million shares to approximately 17.6 million shares. Proportionate adjustments will also be made to all shares of common stock issuable under the Company’s equity incentive plans. Proportionate voting rights and other rights of stockholders will not be affected by the Reverse Split, other than as a result of the treatment of fractional shares as described below. The common stock will trade under a new CUSIP number, 716748 306, effective on May 19, 2016. The Company’s trading symbol of “PQ” will not change as a result of the Reverse Split.

No fractional shares will be issued in connection with the Reverse Split. Stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the ratio of the Reverse Split will automatically be entitled to receive an additional share of common stock. In other words, any fractional share will be rounded up to the nearest whole number.

The Company has chosen its transfer agent, American Stock Transfer & Trust Company, LLC (the “Transfer Agent”), to act as exchange agent for the Reverse Split. Stockholders holding their shares of common stock in book-entry form or through a bank, broker or other nominee do not need to take any action in connection with the Reverse Split, and will see the impact of the Reverse Split automatically reflected in their accounts following the effective date. Stockholders holding their shares of common stock in certificated form will receive a letter of instruction from the Transfer Agent shortly after the effective date.

About the Company

PetroQuest Energy, Inc. is an independent energy company engaged in the exploration, development, acquisition and production of oil and natural gas reserves in Texas, Oklahoma, Louisiana and the shallow waters of the Gulf of Mexico. The Company’s common stock trades on the New York Stock Exchange under the ticker PQ.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this news release are forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements are based upon assumptions and anticipated results that are subject to numerous uncertainties and risks. Actual results may vary significantly from those anticipated due to many factors, including the volatility of oil and natural gas prices and significantly depressed oil prices since the end of 2014; our indebtedness and the significant amount of cash required to service our indebtedness; our ability to reduce leverage or refinance our remaining 2017 Notes; our estimate of the sufficiency of our existing capital sources, including availability under our bank credit facility and the result of any borrowing base redetermination; our ability to post additional collateral to satisfy our offshore decommissioning obligations; our ability to hedge future production to reduce our exposure to price volatility in the current commodity pricing market; ceiling test write-downs resulting, and that could result in the future, from lower oil and natural gas prices; our ability to raise additional capital to fund cash requirements for future operations; limits on our growth and our ability to finance our operations, fund our capital needs and respond to changing conditions imposed by our bank credit facility and restrictive debt covenants; our ability to find, develop and produce oil and natural gas reserves that are economically recoverable and to replace reserves and sustain production; approximately 50% of our production being exposed to the additional risk of severe weather, including hurricanes, tropical storms and flooding, and natural disasters; losses and liabilities from uninsured or underinsured drilling and operating activities; changes in laws and governmental regulations as they relate to our operations; the operating hazards attendant to the oil and gas business; the volatility of our stock price; our ability to meet the continued listing standards of the New York Stock Exchange with respect to our common stock or to cure any deficiency with respect thereto; and our ability to pay dividends on our Series B Preferred Stock. In particular, careful consideration should be given to cautionary statements made in the various reports the Company has filed with the SEC. The Company undertakes no duty to update or revise these forward-looking statements.